EXHIBIT 99.1

Himax Chairman Announces Share Purchase Plan

TAINAN, Taiwan, Nov. 30, 2018 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced that its Chairman Dr. Biing-Seng Wu intends to use his personal funds to purchase up to approximately $5 million of the Company's American Depositary Shares ("ADSs") in the open market, subject to market conditions and other factors.

As of September 30, 2018, Dr. Biing-Seng Wu beneficially owns approximately 20.7% of the total outstanding shares of the Company.

Dr. Biing-Seng Wu’s share purchase plan will be executed in accordance with the manner, timing, price and volume conditions of Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934. The share purchase plan demonstrates the management's tremendous confidence in the Company's long-term prospects.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel and the US. Himax has 2,983 patents granted and 493 patents pending approval worldwide as of September 30th, 2018. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2017 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
 www.himax.com.tw

Sky Wang, Investor Relations
Himax Technologies, Inc.
US Tel: +1-949-585-9838 Ext.223
Fax: +1-312-445-3643
Email: sky_wang@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
John Mattio, President
Lamnia International
Tel: +1-203-885-1058
Email: jmattio@lamniaintl.com
www.lamniaintl.com